UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Crystal Rock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number)

Ross S. Rapaport

McElroy, Deutsch, Mulvaney & Carpenter, LLP
30 Jelliff Lane
Southport, CT 06890

With a copy to:

William R. Kolb

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

(617) 832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22940F103	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons.
Ross S. Rapaport, as an individual and in his capacity as trustee of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust (in such capacity, Mr. Rapaport is referred to in this Schedule 13D as the “Trustee”).
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,886 Shares (consisting of 23,846 Shares held as Trustee and 10,040 Shares held individually)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,886 Shares (consisting of 23,846 Shares held as Trustee and 10,040 Shares held individually)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,886 Shares (consisting of 23,846 Shares held as Trustee and 10,040 Shares held individually)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 22940F103	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons
John B. Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,411,134 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,411,134 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,411,134 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 25.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22940F103	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons.
Peter K. Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,406,134 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,406,134 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,406,134 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 25.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22940F103	13D	Page 5 of 7 Pages

This Amendment No. 5 to the joint statement on Schedule 13D with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Crystal Rock Holdings, Inc., a Delaware corporation (the “Issuer”), initially filed by Henry Baker, John B. Baker, Peter K. Baker and Ross S. Rapaport, individually and in his capacity as trustee of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust and John B. Baker Life Insurance Trust (the “Trust”), on July 13, 2005, as amended by Amendment No. 1 on Schedule 13D filed on August 23, 2005, as amended by Amendment No. 2 on Schedule 13D filed on September 16, 2005, as amended by Amendment No. 3 on Schedule 13D filed on August 6, 2014 and as amended by Amendment No. 4 on Schedule 13D filed on February 13, 2018 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth herein. Henry Baker is no longer a reporting person on the Schedule 13D, and this Amendment No. 5 is being filed by John B. Baker, Peter K. Baker and Ross S. Rapaport, individually and in his capacity as trustee of the Trust (collectively, the “Reporting Persons”). Except as amended hereby, the Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a, b)      The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 21,358,411 Shares issued and outstanding as of February 12, 2018, as represented by the Issuer in the Acquisition Agreement. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of February 28, 2018, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

John B. Baker is the beneficial owner of 5,411,134 Shares, representing approximately 25.3% of the outstanding Shares.

Peter K. Baker is the beneficial owner of 5,406,134 Shares, representing approximately 25.3% of the outstanding Shares.

Ross S. Rapaport, individually and as Trustee, is the beneficial owner of 33,886 Shares (consisting of 23,846 Shares held as Trustee and 10,040 Shares held individually), representing approximately 0.2% of the outstanding Shares.

(c)       Except as set forth below, none of the Reporting Persons has effected any transaction in the Shares since February 13, 2018 (the date on which Amendment No. 4 to the Schedule 13D was filed):

On February 23, 2018, Ross S. Rapaport, in his capacity as Trustee of the Trust, distributed 2,002,736 Shares to each of John B. Baker and Peter K. Baker, who are the beneficiaries of the Trust.

(d)       Not applicable.

CUSIP No. 22940F103	13D	Page 6 of 7 Pages

(e)       On February 23, 2018, Ross S. Rapaport ceased to be the beneficial owner of more than 5% of the outstanding Shares.

[signature page follows]

CUSIP No. 22940F103	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2018

JOHN B. BAKER

/s/ John B. Baker
John B. Baker

PETER K. BAKER

/s/ Peter K. Baker
Peter K. Baker

ROSS S. RAPAPORT

/s/ Ross S. Rapaport
Ross S. Rapaport, individually and as trustee of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust and John B. Baker Life Insurance Trust